Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Nine Months Ended September 30, 2015
Income before loss from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$239,769
Interest expense
Senior notes payable and other debt	263,422
Distributions from unconsolidated entities	20,550
Earnings	$523,741
Interest
Senior notes payable and other debt expense	$263,422
Interest capitalized	1,364
Fixed charges	$264,786

Ratio of Earnings to Fixed Charges	1.98